Appendix A
to
AMENDED OPERATING EXPENSES LIMITATION AGREEMENT

Fund	Operating Expense Limit
EuroPac International Value Fund	1.75%
EuroPac International Bond Fund	1.15%
EP Asia Small Companies Fund	1.75%
EuroPac Hard Assets Fund	1.75%
EP China Fund	1.75%
EP Latin America Fund	1.75%